July 17, 2025

Martha Tang
Chief Financial Officer
J-Long Group Ltd.
Flat F, 8/F, Houston Industrial Building
32-40 Wang Lung Street, Tsuen Wan
New Territories, Hong Kong

        Re: J-Long Group Ltd.
            Form 20-F for Fiscal Year Ended March 31, 2024
            Filed July 31, 2024
            Amendment No. 2 to Form 20-F for Fiscal Year Ended March 31, 2024 Filed May 20, 2025
            File No. 001-41901
Dear Martha Tang:

      We have reviewed your May 19, 2025 response to our comment letter and your amended Form 20-F for the year ended March 31, 2024 and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our May 6,
2025 letter.

Amendment No. 2 to Form 20-F for Fiscal Year Ended March 31, 2024
Item 3. Key Information
PRC Government Permissions and Approvals, page 7

1. We note your revised disclosure in response to prior comment 7 and reissue it in part.
       Please disclose each permission or approval that you are required to obtain from
       Chinese authorities to operate your business and confirm that you have received all requisite permissions or approvals. Please provide your revised disclosure in response to this comment and confirm that you will make conforming changes in future annual report filings.
 July 17, 2025
Page 2

       Please contact Rucha Pandit at 202-551-6022 or Cara Wirth at 202-551-7127 with any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Edwin Wong